UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Shell plc announces changes to the Executive Committee

London, March 4, 2025 − In line with its ongoing transformation, Shell announces further changes to its Executive Committee and leadership structure to support its strategy to deliver more value with less emissions.

“We have made significant progress in the last two years building stability with a track record of strong performance and active portfolio management, while simplifying our business,” said Chief Executive Officer Wael Sawan.  “Now is the right time to begin the next phase of our transformation. Going forward, we will delayer our most senior leadership structure to reflect the three primary areas of business value – Integrated Gas; Upstream; and Downstream, Renewables and Energy Solutions, whilst also elevating Trading and Supply, which is a key enabler across the organisation. In the first half of 2026, we will also integrate the technical divisions, that today make up our Projects and Technology directorate, into our business lines. This further simplification will empower our businesses by bringing these technical capabilities closer to where we generate value.“

After more than a decade of distinguished service with Shell, Integrated Gas and Upstream Director, Zoë Yujnovich, will step down effective 31 March 2025. Zoë will assist with the transition, after which she will leave the Group.  Cederic Cremers is appointed President, Integrated Gas, and Peter Costello is appointed President, Upstream, with both joining the Executive Committee effective 1 April 2025.

Sawan said, “I have deeply appreciated Zoë’s insights and guidance as a member of the Executive Committee.  She has contributed to shaping our company strategy, driven disciplined focus, simplicity and improved performance.  Zoë’s outstanding impact as a leader leaves a lasting legacy and positions us strongly for the future. Her hallmark is a strong sense of purpose and deep engagement with our front-line staff, communities and host governments. I wish Zoë success in all that lies ahead and welcome Cederic and Peter to the Executive Committee.”

Notes to editors

  Cederic Cremers was appointed Executive Vice President, Liquefied Natural Gas in August 2021, a role that was expanded in 2024 to include Shell’s Gas to Liquids assets.  He joined Shell’s Retail business in 2002 and has held a variety of finance and commercial roles across Shell upstream and downstream businesses, including General Manager, Shell Chemicals Europe; Vice President, Commercial and New Business Development, Asia; and Executive Vice President and Country Chair, Russia.  Cederic is a Dutch citizen and holds a Master’s degree in Business Economics from Erasmus University.
  Peter Costello was appointed Executive Vice President, Conventional Oil and Gas in November 2021 after serving as Senior Vice President of that same business. Peter joined Shell in 2016 as Vice President, Nigeria and Gabon following the company’s combination with BG Group, where he held geographically diverse senior roles across Downstream, Midstream, and Upstream, including President and Country Head, Kazakhstan. Peter’s career began at the former British Gas.  He is a British citizen and holds a Bachelor’s degree in Science & Materials Technology and an MBA from the University of Southampton.
  From 1 April 2025, leaders on the Executive Committee representing Integrated Gas; Upstream; Downstream, Renewables and Energy Solutions; Trading and Supply; and Projects and Technology, will each be referred to as President of their respective organisations, rather than Director.  Functional leaders on the Executive Committee will be referred to as Chief Officer of their respective functions.
  The following members of the Executive Committee will continue in their current roles:  President, Projects and Technology, Robin Mooldijk; Chief Financial Officer, Sinead Gorman; Chief Human Resources and Corporate Officer, Rachel Solway; and Chief Legal Officer, Philippa Bounds.  As previously announced, Andrew Smith and Machteld de Haan will join the Executive Committee from 1 April 2025 as President, Trading and Supply and President, Downstream, Renewables and Energy Solutions, respectively.
  The changes announced today do not affect Shell’s financial reporting segments, which remain Integrated Gas; Upstream; Marketing, Chemicals and Products; Renewables and Energy Solutions; and Corporate.

Enquiries

UK / International Media Relations: +44 20 7934 5550

Americas Media Relations: Contact Shell US Media Team
Asia Pacific Media Relations: apac-media@shell.com
Middle East and North Africa Media Relations: DUB-CNF-MENA-Media-Relations@shell.com

Cautionary note

The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this press release “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this press release refer to entities over which Shell plc either directly or indirectly has control. The term “joint venture”, “joint operations”, “joint arrangements”, and “associates” may also be used to refer to a commercial arrangement in which Shell has a direct or indirect ownership interest with one or more parties.  The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

Forward-looking Statements

This press release contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”; “ambition”; ‘‘anticipate’’; ‘‘believe’’; “commit”; “commitment”; ‘‘could’’; ‘‘estimate’’; ‘‘expect’’; ‘‘goals’’; ‘‘intend’’; ‘‘may’’; “milestones”; ‘‘objectives’’; ‘‘outlook’’; ‘‘plan’’; ‘‘probably’’; ‘‘project’’; ‘‘risks’’; “schedule”; ‘‘seek’’; ‘‘should’’; ‘‘target’’; ‘‘will’’; “would” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this press release, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak, regional conflicts, such as the Russia-Ukraine war, and a significant cybersecurity breach; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended December 31, 2023 (available at www.shell.com/investors/news-and-filings/sec-filings.html and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this press release and should be considered by the reader.  Each forward-looking statement speaks only as of the date of this press release, 4th March 2025. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this press release.

Shell’s Net Carbon Intensity

Also, in this press release we may refer to Shell’s “Net Carbon Intensity” (NCI), which includes Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell’s NCI also includes the emissions associated with the production and use of energy products produced by others which Shell purchases for resale. Shell only controls its own emissions. The use of the terms Shell’s “Net Carbon Intensity” or NCI are for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries.

Shell’s net-zero emissions target

Shell’s operating plan, outlook and budgets are forecasted for a ten-year period and are updated every year. They reflect the current economic environment and what we can reasonably expect to see over the next ten years. Accordingly, they reflect our Scope 1, Scope 2 and NCI targets over the next ten years. However, Shell’s operating plans cannot reflect our 2050 net-zero emissions target, as this target is currently outside our planning period. In the future, as society moves towards net-zero emissions, we expect Shell’s operating plans to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target.

Forward-looking non-GAAP measures

This press release may contain certain forward-looking non-GAAP measures such as cash capital expenditure and divestments. We are unable to provide a reconciliation of these forward-looking non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc’s consolidated financial statements.
The contents of websites referred to in this press release do not form part of this press release.

We may have used certain terms, such as resources, in this press release that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC.  Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: March 4, 2025	/s/ SEAN ASHLEY
Sean Ashley
Company Secretary